UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Hornbeck Offshore Services, Inc.

(Exact name of registrant as specified in its charter)

Delaware	72-1375844
(State of incorporation or organization)	(I.R.S. Employer Identification Number)

103 Northpark Blvd. Suite 300 Covington, LA	70433
(Address of principal executive offices)	(Zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Stock, $0.01 par value per share, and associated rights to purchase Series A Junior Participating Preferred Stock	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.    ☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.    ☐

Securities Act registration statement file number to which this form relates (if applicable): 333-108943

Securities to be registered pursuant to Section 12(g) of the Act: None

EXPLANATORY NOTE

This amendment hereby amends the registration statement on Form 8-A filed with the Securities and Exchange Commission on March 25, 2004, as subsequently amended on September 3, 2004, November 11, 2006 and November 18, 2008 (the “Original Filing”). This amendment is being filed to reflect the expiration of the rights associated with our stockholder rights agreement dated June 18, 2003 and the issuance of new rights under a new stockholder rights agreement dated July 1, 2013 and to make other general updates. Items 1 and 2 of the Original Filing are restated in their entirety.

Item 1.	Description of Securities to be Registered

General

The following description of our capital stock is only a summary. For more complete information, you should refer to our certificate of incorporation, bylaws and stockholder rights plan and any amendments thereto, which we have filed with the Commission and incorporated by reference as exhibits to this registration statement. In addition, you should refer to the Delaware General Corporation Law, which also governs our structure, management and activities.

Common Stock

General. The holders of our common stock, $0.01 par value per share, are entitled to one vote per share on all matters submitted to a vote of our stockholders. Stockholders are not permitted to cumulate their votes. With certain exceptions, which are described below, a majority of the votes entitled to be cast and represented in person or by proxy at a meeting of stockholders is required to approve any matter on which stockholders vote. The affirmative vote of holders of at least 80% of the shares entitled to vote is required to approve certain amendments to our certificate of incorporation and bylaws. See “Anti-Takeover Effects of Certificate, Bylaws and Stockholder Rights Plan.” The affirmative vote of holders of at least 66-2/3% of the shares entitled to vote is required to approve or authorize:

•	a merger or consolidation with any other corporation;

•	the sale, lease, exchange or other disposition of all or substantially all of our assets;

•	a liquidation of our company; or

•	any amendments to our certificate of incorporation.

The holders of common stock are entitled to receive ratably such dividends as may be declared from time to time by our board of directors out of funds legally available for the payment of dividends, subject to preferences that may be applicable to any outstanding preferred stock. The indentures governing our senior notes and our revolving credit facility limit our ability to declare or pay dividends and, in some circumstances, prohibit the declaration or payment of dividends and other restricted payments. If we liquidate, dissolve or otherwise wind up our business, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of prior distribution rights of preferred stock, if any is then outstanding. The holders of common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All of the outstanding shares of common stock are fully paid and nonassessable.

Jones Act Restrictions on Ownership by Non-U.S. Citizens. Under Section 27 of the Merchant Marine Act of 1920, also known as the Jones Act, the privilege of transporting merchandise or passengers for hire in the coastwise trade in U.S. domestic waters is restricted to only those vessels that are owned and managed by U.S. citizens and are built in and registered under the laws of the United States. A corporation is not considered a U.S. citizen unless, among other things, at least 75% of the ownership of voting interests with respect to its equity stock is held by U.S. citizens.

If we should fail to comply with such requirements, our vessels would lose their eligibility to engage in coastwise trade within U.S. domestic waters. To facilitate compliance, our certificate of incorporation:

•	limits ownership by non-U.S. citizens of any class of our capital stock (including our common stock) to 20%, so that foreign ownership will not exceed the 25% permitted by the Jones Act;

•	permits withholding of dividends and suspension of voting rights with respect to any shares held by non-U.S. citizens that exceed 20%;

•	permits a stock certification system with two types of certificates to aid tracking of ownership;

•	permits our board of directors to authorize the company to redeem any shares held by non-U.S. citizens that exceed 20%; and

•	permits our board of directors to make such determinations to ascertain ownership and implement such measures as reasonably may be necessary.

Pursuant to the authority granted by our certificate of incorporation, we have implemented a dual stock certificate system to help us track ownership of our common stock by U.S. citizens and non-U.S. citizens.

Anti-Takeover Effects of Certificate of Incorporation, Bylaws and Stockholder Rights Plan

General. Our certificate of incorporation, bylaws and stockholder rights plan contain provisions that are designed in part to make it more difficult and time-consuming for a person to obtain control of our company. The provisions of our certificate of incorporation, bylaws and stockholder rights plan reduce the vulnerability of our company to an unsolicited takeover proposal. These provisions may also have an adverse effect on the ability of stockholders to influence the governance of our company. In addition, our certificate of incorporation contains provisions that enable our board to limit the amount of our common stock that may be owned by persons who are not U.S. citizens. See “Common Stock—Jones Act Restrictions on Ownership by Non-U.S. Citizens” above. This may adversely affect the liquidity of our common stock in certain situations. You should read our certificate of incorporation, bylaws and stockholder rights plan in their entirety for a complete description of the rights of holders of our common stock.

Although it is not the intention of the board of directors to discourage legitimate offers to enhance shareholder value, the existence of a significant amount of authorized but unissued common stock and preferred stock and the ability of our board of directors to issue additional stock in our Company may make it more difficult or may discourage an attempt to obtain control of our Company.

Board of Directors. Our certificate of incorporation and bylaws divide the members of our board of directors into three classes serving three-year staggered terms. The classification of directors makes it more difficult for our stockholders to change the composition of our board: at least two annual meetings of stockholders may be required for the stockholders to change a majority of the directors, whether or not a plurality of our stockholders favors such a change. The affirmative vote of the holders of at least 80% of the shares entitled to vote is required to alter or repeal the provision related to the classification of our board.

Our stockholders may only remove directors from office for cause by the affirmative vote of stockholders holding at least 80% of the shares entitled to vote at an election of directors. Our stockholders may not remove directors without cause. Vacancies in a directorship may be filled only by the vote of a majority of the remaining directors, although if a director was removed by the stockholders, the vacancy may be filled at the meeting at which the removal took place by the affirmative vote of stockholders holding at least 80% of the shares entitled to vote. The number of directors may be fixed by resolution of the board, but must be no less than four nor more than nine unless otherwise determined by holders of 80% of the shares entitled to vote at an election of directors or by unanimous consent of the board.

Supermajority Voting. The affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock is required to amend or repeal our certificate of incorporation, except with respect to the classification of the board, which requires the affirmative vote of the holders of at least 80% of our outstanding voting stock. The affirmative vote of the holders of at least 80% of our outstanding voting stock is required to amend, alter, change or repeal the provisions in our bylaws governing the following matters:

•	the composition of the board of directors, including the classification of the board;

•	the removal of directors and the procedure for electing the successor to a removed director;

•	the date and time of the annual meeting;

•	advance notice of stockholder nominations and stockholder business; and

•	the procedure for calling a special meeting of stockholders.

No Stockholder Action by Written Consent. Under Delaware law, unless a corporation’s certificate of incorporation specifies otherwise, any action that could be taken at an annual or special meeting of stockholders may be taken without a meeting and without notice to or a vote of other stockholders if a consent in writing is signed by holders of outstanding stock having voting power sufficient to take such action at a meeting at which all outstanding shares were present and voted. Our certificate of incorporation provides that stockholder action may be taken only at an annual or special meeting of stockholders. As a result, our stockholders may not act upon any matter except at a duly called meeting.

Advance Notice of Stockholder Nominations and Stockholder Business. Our stockholders may nominate a person for election as a director or bring other business before a stockholder meeting only if the proposal is provided in a written notice to the Secretary of the company at a specified time in advance of the meeting. The notice of stockholder proposal is also required to include certain other related information, as detailed in our bylaws.

Stockholder Rights Plan.

Our board implemented a stockholder rights plan on July 1, 2013, a copy of which has been filed with the Commission, and declared a dividend of one right for each outstanding share of our common stock to stockholders of record on July 15, 2013. One right will also attach to each share issued after July 15, 2013. The rights will only become exercisable, and transferable apart from our common stock, ten business days following a public announcement that a person or group has acquired beneficial ownership of, or has commenced a tender or exchange offer for, 10% or more of our common stock. The rights are substantially similar to the rights issued on June 18, 2003 under the Company’s previous stockholder rights plan, which recently expired on June 17, 2013.

Each right will initially entitle the holder to purchase one one-hundredth of one share of our Series A Preferred Stock at a price of $250, subject to adjustment. If a person becomes an “acquiring person” as defined below, each holder of a right who is not an acquiring person will have the right to receive, upon exercise of each right and payment of the purchase price, that number of shares of common stock (or, in certain circumstances, cash, property, or other Company securities) having a then current market price equal to twice the exercise price for one one-hundredth of one share of our Series A Preferred Stock (or, in certain circumstances, cash, property, our common stock or other of our securities). Similarly, if after an event triggering the exercise of the rights we are acquired in a merger or other business combination, or 50% or more of our assets or earning power are sold or transferred, each holder of a right (other than holders whose rights have been voided) will have the right to receive, upon exercise of the right and payment of the purchase price, that number of shares of common stock of the company acquiring us having a then current market price equal to twice the exercise price for one one-hundredth of a share of Series A Preferred Stock.

Under the rights plan, an acquiring person is a person or group that has acquired or has announced an offer to acquire beneficial ownership (which includes derivative positions) of 10% or more of our common stock. The following are excluded from the definition of acquiring person:

•	the company;

•	any subsidiary of the company;

•	any employee benefit plan or employee stock plan of the company, any subsidiary of the company or any person appointed or holding our common stock pursuant to the terms of any such plans; or

•

any person whose ownership of 10% or more of our common stock then outstanding results solely from being a beneficial owner of 10% or more of our common stock at the effective date of the rights plan, results from any transaction approved by at least 80% of the members of our entire board of directors or results from a reduction in the number of our issued and outstanding shares of common stock pursuant to a transaction approved by our board of directors. A person excluded for these reasons will become an acquiring person if it acquires any additional shares of our common stock, unless such additional acquisition does not result in the person owning 10% or more of our common stock or is approved in the same manner.

We may redeem the rights in whole, but not in part, at a redemption price of $.001 per right at any time before the rights become exercisable. The rights expire on June 30, 2023. Pursuant to the stockholder rights plan, all shares of our Series A Preferred Stock are reserved for issuance upon exercise of the rights.

The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group who attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us even if such acquisition may be favorable to the interests of our stockholders.

Because our board of directors can redeem the rights or approve certain offers, the rights should not interfere with any merger or other business combination approved by our board of directors.

The description and terms of the rights are set forth in a rights plan between the company and Computershare Inc., which serves as the rights agent.

Item 2.	Exhibits

The following exhibits are incorporated by reference as indicated below and have been duly filed with the New York Stock Exchange:

Exhibit Number	Description of Exhibit

3.1	Second Restated Certificate of Incorporation of the Company, as amended (incorporated by reference to Exhibit 3.1 to the Company’s Form 10-Q for the quarter ended March 31, 2005).

3.2	Amended and Restated Certificate of Designation of Series A Junior Participating Preferred Stock filed with the Secretary of State of the State of Delaware on July 2, 2013 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed July 2, 2013).

3.3	Fourth Restated Bylaws of the Company adopted June 30, 2004 (incorporated by reference to Exhibit 3.3 to the Company’s Form 10-Q for the quarter ended June 30, 2004).

3.4	Amendment No. 1 to Fourth Restated Bylaws of the Company adopted June 21, 2012 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed June 27, 2012).

4.1	Rights Agreement dated as of July 1, 2013 between the Company and Computershare Inc. as Rights Agent, which includes as Exhibit A the Amended and Restated Certificate of Designations of Series A Junior Participating Preferred Stock, as Exhibit B the form of Right Certificate and as Exhibit C the form of Summary of Rights to Purchase Stock (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed July 2, 2013).

4.4	Specimen stock certificates for the Company’s common stock, $0.01 par value (for U.S. citizens and non-U.S. citizens)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Hornbeck Offshore Services, Inc.

/s/ James O. Harp, Jr.
James O. Harp, Jr. Vice President and Chief Financial Officer

Date: July 3, 2013

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit

3.1	Second Restated Certificate of Incorporation of the Company, as amended (incorporated by reference to Exhibit 3.1 to the Company’s Form 10-Q for the quarter ended March 31, 2005).

3.2	Amended and Restated Certificate of Designation of Series A Junior Participating Preferred Stock filed with the Secretary of State of the State of Delaware on July 2, 2013 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed July 2, 2013).

3.3	Fourth Restated Bylaws of the Company adopted June 30, 2004 (incorporated by reference to Exhibit 3.3 to the Company’s Form 10-Q for the quarter ended June 30, 2004).

3.4	Amendment No. 1 to Fourth Restated Bylaws of the Company adopted June 21, 2012 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed June 27, 2012).

4.1	Rights Agreement dated as of July 1, 2013 between the Company and Computershare Inc. as Rights Agent, which includes as Exhibit A the Amended and Restated Certificate of Designations of Series A Junior Participating Preferred Stock, as Exhibit B the form of Right Certificate and as Exhibit C the form of Summary of Rights to Purchase Stock (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed July 2, 2013).

4.4	Specimen stock certificates for the Company’s common stock, $0.01 par value (for U.S. citizens and non-U.S. citizens)